
PORTLAND
TREASURY
WATCH
BUILT 1927
TOWNE
CRIER
RESTAURANT
LOUNGE

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Towne Crier

Portland, OR

- **Revival of the great Portland institution, Ye Olde Towne Crier**
- **A modernized space** that celebrates Portland's past and unique charm
- An all-ages establishment **for the people**
- **Multi-level venue** that includes coffee shop, event and entertaining space and outdoor dining.

Revenue Sharing Notes

Multiple	1.55x
Maturity	48 months
Minimum Target	$200,000

View Key Terms

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Company Description

When Tacee Webb moved to Portland in the late 90s, she did so with few ties to the area. She found home quickly however, thanks in no small part to her favorite restaurant. Then called Grandma's, the restaurant had previously been home to Ye Olde Towne Crier, once a local landmark eatery. Upon its closing, Tacee set out to restore the space and return it to its glory as a hub for locals and visitors alike. That space will open now as Towne Crier, a multi-level ode to Portland's past and its current residents, a place to chat and dine among one another and enjoy the city's brightest talent.


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In the heart of the Woodstock neighborhood, Towne Crier will become a community gathering and destination spot as well as a local hang out for students of the Reed College neighborhood and locals from the Creston-Kenilworth community. The attached Treasury Cafe and Lounge will provide morning-evening service to a neighborhood in much need of a coffee shop. Nighttime entertainment will include live music and whisky tastings featuring local musicians and artisans. Preeminent spirits expert Stuart Ramsay, named by Willamette Week as "The best person to drink with in Portland," will oversee curation of Towne Crier's bar program.

Stuart MacLean Ramsay managed the first brewpub in the America's and was the creator of the BridgePort brewpub in Oregon's first craft brewery, an institution that influenced much of the brewpub culture across the United States and now the world. He was the original curator of the Multnomah Whiskey Library in Portland, rated one of the top whisky bars in the country. Ramsay's Dram Academy of Whisky, founded and hosted by Ramsay, is the oldest whisky education program in the USA.

Ramsay will bring his expertise of spirits and craft beer to Towne Crier, hosting regular whisky educational classes for consumers and ensuring that Towne Crier Lounge will be Portland's quintessential whisky and craft beer gathering place.

For over four decades, Ye Olde Towne Crier won the hearts of Portland residents with its homey atmosphere and classic recipes. An institution of the city, beloved for its throwback decor and playful flourishes—the toy chest, for one—Ye Olde Towne Crier quickly became a staple of Portland lore. The mystique lives on at Towne Crier, which has recouped and restored many of the former space's mementos as well as pieces from other onetime Portland stalwarts. The stained glass windows from Embers, the vintage neon Lounge sign from The Overlook and chandeliers from Der Rheinlander, for example, have found a new home inside the Treasury Cafe. At once an all-day venue and an ode to Portland's beloved and bygone establishments, Towne Crier will mark a community staple in an underserved neighborhood with areas to unwind, converse, dance and dine. Above all, Towne Crier Lounge is a celebration of whisky and craft beer in a welcoming gathering place for all of Portland.

Taken after opening in July 1953, the Ye Olde Towne Crier was a staple in the center of the Woodstock neighborhood.

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Key Terms

Issuer	Bantam Holdings, LLC
Securities	Revenue Sharing Notes
Offering Amount	**Minimum $200,000** to **maximum $375,000**
Investment Multiple	**1.55x**
Payments	**Monthly**
Revenue Sharing Percentage	**6.75% of the Issuer's monthly gross revenue will be shared**

Maturity ?	**48 Months**
Security Interest ?	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total anticipated project cost for Towne Crier is $462,000. The owners have committed over $92,000 in kitchen and other equipment to date. Proceeds from the minimum NextSeed raise of $200,000 will be used to complete build-out and for opening inventory. Specifically some build-out items in our budget include permits, painting interior/exterior, flooring, bathrooms upgrades, building repairs and lighting. Funds raised above the $200,000 minimum will be put towards pre-opening costs, advertising, labor costs and working capital for the project.

Revenue Sharing Summary*

Once the Issuer commences operations, the Issuer will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

- **Monthly Revenue Sharing Percentage: 6.75%**

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

Example:

Total Raise Amount: $350,000	**You Invest:** $3,500
Month: X	*Revenue:* $100,000

The issuer will make a $6,750 payment ($100,000 x 6.75% = $6,750) to investors. Since you invested with 1% of the total amount raised ($3,500 / $350,000 = 1.0%), you would receive a $67.50 payment in Month X.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD

First 100 investors who invest $500 or more will receive:

- Complimentary bottle of wine at Towne Crier

100 of 100 available

Invest $100 or more

- 5 house coffees at The Treasury

Invest $250 or more

- 10 house coffees at The Treasury

Invest $500 or more

- Complimentary one-hour breakfast with coffee for a party of 6 at The Treasury
- 10 house coffees at The Treasury

Invest $1,000 or more

- Dinner for 2 at Towne Crier
- Complimentary one-hour breakfast with coffee for a party of 6 at The Treasury
- 10 house coffees at The Treasury

Invest $2,500 or more

- Dinner for 6 at Towne Crier
- Complimentary one-hour breakfast with coffee for a party of 6 at The Treasury
- 10 house coffees at The Treasury

Invest $5,000 or more

- Private party for 8 includes 4 bottles of wine, beer, and hors-d'oeuvres at Towne Crier
- Complimentary one-hour breakfast with coffee for a party of 6 at The Treasury
- 10 house coffees at The Treasury

Invest $10,000 or more

- Private 4-hour party for 20 guests includes 6 bottles of wine, beer, and hors-d'oeuvres at Towne Crier
- Complimentary one-hour breakfast with coffee for a party of 6 at The Treasury
- 10 house coffees at The Treasury

Business Model

A multilevel venue, Towne Crier provides various points of strength in an industry that is always evolving and competing for customers' attention. Main revenue will come from the Portland Treasury coffee shop as well as Towne Crier's dining menus. Weekly events will also drive revenue, including live music and spirits tastings/classes.



Coffee from The Treasury



Blueberry jam on every table in Towne Crier as homage to the Ye Olde Towne Crier tradition

Both the Treasury Cafe and Towne Crier Lounge will be open seven days a week with the cafe operating from morning into late afternoon and the lounge opening at 4pm until midnight. Together, they make up an all-day space for Portlanders to dine, socialize and relish their city's rich, idiosyncratic history.

Sign from Overlook Restaurant, a relic of a Portland favorite that was recently closed.

The Towne Crier Menu will be divided into Happy Hour, Dinner and Late Night. Across the board, the food will reflect a mix of classic English pub food and alternative Portland flair. Yorkshire pudding and beef stews sit beside Vegan Roast and Tacee's Quinoa. Happy Hour offerings will run between $3-5 and serve a mix of elevated pub food (spiced filberts, carrot pate, Crier burger, tomato soup and cheese toast). Dinner will mark a similarly affordable menu with expanded options including Fish and Chips ($14), Shepard's Pie ($16) and Prime Rib Steak Bites ($12).

The Lounge will combine whisky and craft beer in an atmospheric and welcoming gathering place, paired with a menu that compliments both. A special tribute will be paid to the early days of craft brewing in Portland; iconic pioneer craft beers will be served, and real ale poured via beer engines. Classic whisky cocktails, constructed by Portland's best mixologists, will be an integral additional draw. Oregon's burgeoning and exciting whisky and spirits culture will be cultivated and promoted.

Marketing will consist of word of mouth, local publications and social media presence. After customer feedback accumulates over the first few months, Towne Crier will focus marketing toward the 20% that brings the most results while keeping competitive pricing and quality product in mind. Local promotions for loyal followers, concierges and established contacts, among others, will drive patron traffic.

Location Analysis

Towne Crier sits between three well-populated Portland neighborhoods, all of which are short on coffee and entertainment/event spaces. With plenty of main street visibility and designated parking/sidewalk space, access to Towne Crier is nothing short of optimal. A stand-alone building with a large kitchen and prep area, Towne Crier is perfectly suited to entertain its beloved Portland masses.

Though the Woodstock neighborhood and surrounding areas are short on businesses, their residential popularity marks an exciting opportunity. There are currently 39,572 people living within one square mile of Towne Crier, with an additional 117, 983 employees. Though longtime residents will no doubt flock to the space, Towne Crier will also have the benefit of serving both young families and the student body of nearby Reed College.

Towne Crier is finally a destination before or after which patrons can enjoy other Portland mainstays. Major attractions in the immediate area include Kenilworth Park, Creston Park, Crystal Springs Rhododendron Garden, and Woodstock Park.

Leadership

Tacee Webb, *Partner and Founder*
Tacee Webb is a retail development veteran. She began her unique career path in 1992, at the height of the Grunge rock era in Seattle, Washington, where she opened what would become a booming million-dollar retail apparel business with multiple Northwest locations. Webb has since served as an owner and business developer of TenSpeed and Modern Design & Construction where she has used her expertise to help others build their retail businesses. This includes 40+ American Apparel stores, Goorin Brothers milliners and others across the US and online. Her work has been featured by the following national outlets: Wall Street Journal, Vogue, Wired, Playboy People, Outside, Runner's World, Life, CNN and NPR.

Stuart Ramsey, *Partner*
Born and raised in the Highlands of Scotland, Ramsay currently lives in Portland, Oregon. Writer, brewer and public speaker, he is a leading expert on spirits and craft beer. He was the American correspondent and contributing editor for Britain's Whisky Magazine, craft beer columnist for the Portland Oregonian and editor-in-chief of Sláinte, the Journal of the Classic Malts Society. (Along the way, Ramsay was manager of North America's first brewpub, created and managed the BridgePort Brewpub in Portland and conceived the original BridgePort Blue Heron Pale Ale.)

His most recent book project was a contributing editor for Whisky: The Definitive World Guide, published by Britain's Dorling Kindersley. Ramsay wrote the American and Canadian chapters for this award-winning book. Portland's Willamette Week newspaper nominated him "The best person to drink with in Portland."

More recently, Ramsay served as Curator for Portland's Multnomah Whiskey Library, overseeing the multitude of spirits and the education and events program. Last year, Ramsay launched WhiskyBack, a family of craft beers designed to pair with different whisky and tequila/mescal categories. WhiskyBack is on tap in Portland's best bars and restaurants, enhancing and celebrating fine whiskies and spirits.

History

- **September 2017**
  Tacee Webb purchased Towne Crier building
- **March 2018**
  Started construction
- **July 2018**
  65th Anniversary of when Old Ye Towne Crier opened
- **October 2018**
  Expected Opening Date of The Treasury Coffee Shop
- **December 2018**
  Expected Opening Date of Towne Crier Restaurant

The business's Anticipated Opening Date is its best estimate, and the timetable can vary significantly due to unforeseen circumstances.